Contact

www.linkedin.com/in/michaelgeer
(LinkedIn)

Top Skills

Entrepreneurship
Business Strategy
Strategy

Languages

Russian
English

Publications

The Anti-Aging Manifesto

Michael D. Geer

Co-Founder @ Humanity | Applying AI & Data to Health
London, England, United Kingdom

Summary

As a kid, I wanted to make a positive change and move the world forward. I didn't want to do a job that just kept the status quo. My first thought was to be an astronaut. I went to Georgia Tech university for aerospace engineering (rocket science) to get closer to that dream. I did not end up reaching that goal immediately, but looks like I'll make it up there sooner than later. However, I think I have now found my way to truly bring humans a leap forward.

But first, let me describe how I got to this point. I learned the consumer internet industry from the ground up while helping build badoo.com in Moscow and then set up the London office, constructing Badoo piece by piece scaling from 0 to 70 million users. And then moved on to build AnchorFree from a popular single app company when I joined, to the lead global protector of the Internet with over 700 million users and hundreds of millions in yearly subscription revenue. Leveraging all those skills/experience, I have now embarked on the mission of my life by Co-founding Humanity with my close friend Peter Ward.

Humanity will let the people of the world fight aging damage that robs us of a healthy long life and countless friends and family members. Just in the last 5 years the scientific community has made incredible steps forward in our understanding of what drives loss of function in our bodies over time (aging). We will become a distributor of these solutions, feed data back into the research community and for the first time give our users a concrete feedback loop to track the effectiveness of each intervention/solution.

I believe the internet's ability to distribute knowledge and real power can drastically improve people's lives and work every day to make this happen.

Feel free to contact me to discuss ideas.

Experience

Humanity

Co-Founder

April 2019 - Present (4 years 9 months)

London, United Kingdom

Humanity is an app that enables you to live a healthier longer life. It does that by providing a monitoring service for biomarkers that are closely connected to loss of function in different parts of the body over time (aging).

The service then empowers you to try different interventions/solutions to help move those biomarkers in a positive direction and thus reduce, and in some cases, stop the loss of function and thus the aging damage.

You will also be able to help accelerate aging science discoveries and thus directly help save millions of lives (including your own).

Impact.tech Meetup

Co-Founder / Co-Organizer

August 2015 - Present (8 years 5 months)

San Francisco Bay Area

Following on from the success of our Social Good For-Profit meetup in NYC, I have teamed up with my good friends to create Impact.tech to run a similar meetup in San Francisco and now several cities worldwide. We bring together founders, investors, and builders that are focused on using tech and business to make a large positive impact on our world. We have more and more power in our hands as tech founders each year, and we need to use it to make the world a better and better place.

Check out and join our next events: https://impact.tech

AnchorFree

5 years 1 month

Chief Strategy Officer

August 2018 - March 2019 (8 months)

Redwood City, California

Hired in key GMs to run and accelerate our B2C and B2B divisions and now transitioning to focusing more and more on the future of AnchorFree and how

we can make an even more significant impact to protecting an open Internet for the world.

Chief Operating Officer
March 2014 - August 2018 (4 years 6 months)
Mountain View, California, USA

Joined the team to keep the internet uncensored and secure globally.

During my time as COO, I specifically (with the help of my amazing team)
1. Increased company revenue by 20x since joining
2. Created a scalable team structure allowing us to effectively 5x our team members
3. Devised and worked with our teams to execute on a strategy of organic and paid growth + M&A + placing our SDK into third party applications to bring our mission to 1 billion users in the near term from 100 million when I joined (just passed 700 million and accelerating...)

Social Good For-Profit meetup
Co-Founder / Co-Organizer
April 2012 - January 2015 (2 years 10 months)
Greater New York City Area

Over 1000 strong membership. Forming a more solid hub and place to discuss what is social good for-profit and how people can create and run purpose/mission based companies for good.

Dream Industries
Chief Operating Officer
April 2013 - March 2014 (1 year)
Moscow Area, Russian Federation

Oversaw the building of Dream Industries' 3 companies: Bookmate, Zvooq, and Theory & Practice

The mission was/is to create tools that increase the speed and frequency of knowledge exchange on earth.

CauseCart
Founder
December 2011 - March 2013 (1 year 4 months)
Greater New York City Area

Tried building a method to put an end to the domination of the donation model in the social good sector. Its reign has been a long and sad one. I will try again...

Skillshare Company
Master Teacher
September 2011 - 2013 (2 years)

I currently give lectures frequently on user acquisition and less frequently on social good for startups.

Keep up with my current class schedule here: http://www.skillshare.com/profile/Mike-Geer/8748430

Urtak
Mentor
August 2011 - August 2012 (1 year 1 month)

Working with the growing and talented team to form applicable models from the crazily effective engagement system they've created.

WAYN
Chief Operating Officer
October 2010 - May 2011 (8 months)

Worked with the fantastic WAYN team to show the power/importance of social media and interaction for the travel industry. I was able to work with the whole team to bring WAYN from an Alexa rank of circa 5500 to better than 1500 in the short 8 month period. WAYN is now well placed to take its rightful position as a powerful force in the social networking and travel world.

Badoo
Founding team
February 2005 - July 2010 (5 years 6 months)

Was lucky to be on the founding team of badoo.com working on everything from network infrastructure to front end product development. Bringing Badoo's userbase from 0 (idea stage) to 70 million users and highly profitable.

I mostly:
- built out payment systems in our over 30 major markets including premium sms, direct carrier billing, ip billing, credit cards etc.
- product development on major features with a focus on user acquisition and revenue generation

- partnerships with large networks of users again to promote our business goals of user growth and revenue
- building of facebook applications
- exploration of mobile applications and location based technologies
- building of legal basis for all company activities
- structuring, hiring and managing of team to support a multi-market local focus
- dealing with datacenters and bandwidth providers globally to set the backbone for our 70 million user global network

I left my day to day operational responsibilities, with Badoo being a highly profitable (subscription driven) truly international socializing system with over 70 million users.

Young & Rubicam
Account Manager
March 2004 - January 2005 (11 months)

I worked to build up international brands such as Colgate, Kraft, and Landrover in Russia. A great experience, but definitely glad to be on the client side and building my own products now.

Education

Georgia Institute of Technology
Bachelor of Science, Aerospace Engineering, International Affairs, Psychology · (1997 - 2002)

Stanford University
Certificate, Genetics and Genomics · (2015 - 2016)

Berkeley Preparatory School
· (1995 - 1997)

Jesuit High School
· (1993 - 1995)